

February 17, 2010

Mr. Julien François
Chief Financial Officer
Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

> **Re: Western Copper Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Response Letter Dated January 21, 2010**
> **File No. 000-52231**

Dear Mr. François:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 4

1.   We have read your response to prior comment 2 regarding the presentation of your selected financial data for years prior to the spin-off of Western Copper on May 3, 2006. However, we note that in your previous filings on Form 20-F, including your registration statement, you included that information in your historical financial reporting and selected financial data for periods prior to the spin off, identifying this information as the "Western Copper Business." We understand that the financial information for these prior periods included direct exploration expenses incurred on the Carmacks property and an allocation of Western Silver's general and administrative expenses. Therefore, this information should continue to be included in your selected financial data as necessary to comply with the five year disclosure requirements in Item 3A. Please comply with these requirements when filing your Form 20-F for the fiscal year ended December 31, 2009.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

     Sincerely,

     Karl Hiller
     Branch Chief